

September 20, 2013

Via E-mail
Seth R. Weissman
Vice President, General Counsel & Secretary
SolarCity Corporation
3055 Clearview Way
San Mateo, CA 94402

> **Re:**   **SolarCity Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 16, 2013**
> **File No. 333-189404**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 16, 2013**
> **File No. 333-189405**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 27, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed August 9, 2013**
> **File No. 001-35758**

Dear Mr. Weissman:

We have reviewed your response letter dated September 16, 2013 and have the following comments.

Form 10-K for the Year Ended December 31, 2012

Note 21. Commitments and Contingencies, page 117

Indemnification and Guaranteed Returns, page 117

1. We note your response to comment four in our letter dated September 11, 2012. As discussed in your response to comment five, you indemnify investors for losses that they may suffer due to a reduction in the investment tax credit or U.S. Treasury grant programs. It appears that this indemnification is in addition to guaranteeing specific minimum annual rates of returns on specific funds. We remind you that the disclosures required by ASC 460-10-50-4 are required even if the likelihood of having to make any payments under the guarantee is remote. In this regard, please provide the disclosures required by ASC 460-10-50-4(b) in regards to the maximum potential amount of future payments that you could have to make for indemnifications for losses that investors may suffer due to a reduction in the investment tax credit or U.S. Treasury grant

programs. Please show us supplementally what the revised disclosures will look like in future filings.

You may contact Nudrat Salik, Staff Accountant, at 202-551-3692 or Rufus Decker, Accounting Branch Chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Steven V. Bernard, Esq. (*via E-mail*)
        Wilson Sonsini Goodrich & Rosati, P.C.